EXHIBIT 99.4

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement Nos. 333-160783, 333-143550, 333-135595, 333-128205 and 333-113048 on Form S-8; and to the use of our reports dated March 19, 2012 relating to the consolidated financial statements of Ivanhoe Mines Ltd. and subsidiaries (“Ivanhoe Mines Ltd.”) and the effectiveness of Ivanhoe Mines Ltd.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Ivanhoe Mines Ltd. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 30, 2012